The Securities & Exchange Commission,
Division of Corporate Finance,
100, F Street, E. E.,
Washington D.C. 20549
U.S.A.

SEC Mail
Mail Processing
Section
MAR 07 2008
Washington, DC
109

भारतीय स्टेट बँक
भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
[redacted]

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

08001112

INFORMATION SUBMITTED UNDER RULE 12g3-2(b)

CO/S&B/BKT/2007-08/603

February 26 , 2008

Dear Sir,

SUPPL

STATE BANK OF INDIA
GLOBAL DEPOSITARY RECEIPTS (GDRs) CUSIP No.856552104
APPOINTMENT OF DIRECTORS

We enclose for your information a copy of our letter No.CO/S&B/SKT/2007-08/601 dated the 26th February, 2008, addressed to Bombay Stock Exchange Ltd., Mumbai.

2. Kindly acknowledge receipt of this communication on the duplicate copy of this letter in due course.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)
Encl. : a/a.

PROCESSED
MAR 12 2008
THOMSON
FINANCIAL

TO BE PUBLISHED IN PART II SECTION 3(ii) OF THE GAZETTE OF INDIA)

F.No. 8/2/2004-BO.I
Government of India
Ministry of Finance
Department of Financial Services

New Delhi, dated the 25th February, 2008
Phalguna 06, 1929 (Saka)

NOTIFICATION

In exercise of the powers conferred by clause (d) of Section 19 of the State Bank of India Act, 1955 (23 of 1955), the Central Government, in consultant with the Reserve Bank of India hereby nominates Dr. (Mrs.) Vasantha Bharucha as part-time non-official director on the Central Board of Directors of State Bank of India for a period of three years from the date of notification or until further orders, whichever is earlier, vice Shri Piyush Goel.

(G.B. Singh)
Deputy Secretary to the Government of India

To

The Manager,
Government of India Press,
Mayapuri Industrial Area,
Ring Road,
New Delhi.

The Executive Director,
Bombay Stock Exchange, ,
Phiroze Jeejeebhoy Tower,
25th Floor, Dalal Street,
Mumbai - 400 001.

भारतीय स्टेट बैंक
State Bank of India

With you - all the way

शेयर आणि रोखे विभाग,
मध्यवर्ती कार्यालय,
स्टेट बँक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

शेयर एवं बांड विभाग,
केन्द्रीय कार्यालय,
स्टेट बैंक भवन,
मादाम कामा मार्ग,
मुंबई 400 021.

Shares & Bonds Department
Central Office,
State Bank Bhavan, Madame Cama Marg,
Mumbai 400 021.
फैक्स/Fax : 91-22-2285 5348
दूरभाष/Telephone : (022) 2288 3888

CO/S&B/SKT/2007-08/601

26th February 2008

Dear Sir,

LISTING AGREEMENT : APPOINTMENT OF DIRECTORS

In terms of Clause 30(a) of the Listing Agreement, we have to advise that the Central Government, in consultation with the Reserve Bank of India and in pursuance of clause (d) of Section 19 of the State Bank of India Act, 1955 (23 of 1955), has nominated Dr. (Mrs.) Vasantha Bharucha as a part-time non-official Director on the Central Board of State Bank of India for a period of three years with effect from 25th February 2008, vice Shri Piyush Goel.

2. In this connection, we enclose a copy of the Government of India Notification F. No.8/2/2004-BO.I dated 25th February 2008.

3. Kindly acknowledge receipt.

Yours faithfully,

GENERAL MANAGER
(Shares & Bonds)

Enclo: As above

END